CATCHER HOLDINGS, INC.
                             39526 Charlestown Pike
                               Hamilton, VA 20158

                                 January 3, 2006

VIA EDGARLINK AND FACSIMILE
----------------------------

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549

Attention:        Mr. John Reynolds, Assistant Director
                  Ms. Pamela Howell
                  Ms. Janice McGuirk

         RE: CATCHER HOLDINGS, INC. - REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-127077)

Ladies and Gentlemen:

Catcher Holdings, Inc. (the "COMPANY"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "SECURITIES ACT"), that the registration statement on Form SB-2 (File No. 333-127077), as originally filed by the Company with the Securities and Exchange Commission (the "COMMISSION") on behalf of the selling shareholders therein (the "SELLING SHAREHOLDERS") on August 15, 2005, including all exhibits and amendments thereto (the "REGISTRATION STATEMENT"), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because the comments received from the Staff have caused the Company and the Selling Shareholders to reassess the manner in which they will pursue registration of the securities proposed to be registered. None of the Company's securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477 of the Securities Act.

DIVISION OF CORPORATION FINANCE, SEC
JANUARY 3, 2006
PAGE 2 OF 2


We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (540) 882-4991.

Should you have any questions regarding this matter, please contact the undersigned at (540) 882-3087.

                                      Very truly yours,

                                      /s/ Charles Sander

                                      Charles Sander
                                      President and Chief Executive Officer


Cc:      Mr. Ira Tabankin, Chairman and Chief Technology Officer
         Mr. Jeff Gilford, Chief Financial Officer
         Jeremy D. Glaser, Esq.
         David N. Feldman, Esq.